November 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:    Eleven Biotherapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-220809)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as underwriter for the referenced offering, hereby concurs in the request by Eleven Biotherapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. (Eastern Time), or as soon as practicable thereafter, on November 1, 2017, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

H.C. WAINWRIGHT & CO., LLC

By: /s/ Mark W. Viklund
Name:     Mark W. Viklund

Title:	Chief Executive Officer

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